Forward-looking statements

In addition to statements of historical fact, this business review for the year ended December 31, 2022 (this “Business Review”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Business Review include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Business Review. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Business Review, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Impacts resulting from changes to our valuation policy for capital provision assets, including any requirement to recast or restate our historical financial statements and/or disclose a material weakness in our internal controls in connection with these changes
▪	The successful completion of audit and other procedures and other conditions necessary to issue our financial statements and file our annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) with the SEC
▪	Inaccuracy or failure of the probabilistic models and decision science tools we use to predict the return on our legal finance assets
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available funds
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty in respect of the fair value of our capital provision assets

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▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel
▪	Improper functioning of our information technology systems or those of our third-party service providers

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Business Review and our other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Business Review and, except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this Business Review, whether as a result of new information, future events or otherwise.

Basis of presentation of financial information and certain terms used in this Business Review

In this Business Review, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

We report certain preliminary unaudited consolidated financial results at and for the year ended December 31, 2022 and comparative periods included in this Business Review in accordance with the generally accepted accounting principles in the United States (“US GAAP”). Our consolidated financial results are presented in US dollars.

We are in the process of preparing our audited financial statements at and for the year ended December 31, 2022, including the fair value of our portfolio. Final audited financial statements and other disclosures will be reported in the 2022 Form 20-F and could differ materially from prior disclosures as a result of our new fair value methodology. See “Business review—Fair value and our financial statements” for additional information with respect to fair value and fair value methodology. None of the financial data in this Business Review would be affected by a change in our fair value methodology, whether prospective or retrospective.

We do not know at this time whether there will be a material change in our asset values as a result of this new approach. Our audited financial statements and other disclosures in the 2022 Form 20-F may differ materially from prior disclosures as a result of our new fair value methodology. In addition, in connection with implementing our new fair value methodology, we may be required to recast or restate our historical financial statements and/or disclose a material weakness in our internal controls in connection with these changes. We could be unable to complete our audited financial statements and file the 2022 Form 20-F prior to May 15, 2023, following which we would be in default under the rules of the SEC and the New York Stock Exchange, although a further six-month period is generally available to cure such defaults. If we are unable to file the 2022 Form 20-F with the SEC on a timely basis or our audited financial statements and related disclosures differ materially from the information in this Business Review, the trading price of our securities and our access to the capital markets could be adversely affected. In addition, under the terms of the indentures governing our senior notes issued in private placement transactions pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, we are obligated to provide audited financial statements to the holders of such senior notes by April 30, 2023. Our inability to do so would constitute an event of default under the indentures governing such senior notes if unremedied for 60 days following the receipt of requisite notice. Accordingly, our inability to complete our audited financial statements in a timely manner could require us to seek an amendment or waiver of the reporting covenant in the indentures governing such senior notes. If we were unable to do so, we would need to refinance such indebtedness, and there can be no assurance that we would be able to do so on a timely basis or on satisfactory terms, if at all.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating

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the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Business Review, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Business Review, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”), Burford Opportunity Fund C LP (“BOF-C”), Burford Advantage Master Fund LP (the “Advantage Fund”), Colorado Investments Limited (“Colorado”) and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated into Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reporting segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to the US GAAP consolidated financial reporting by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “Business review—Reconciliations” for the reconciliations of these non-GAAP financial measures to our consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measure relating to our operating and financial performance

APMs

This Business Review presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation from, as substitutes for, or superior to, our consolidated financial position or results of

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operations. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Business Review and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

In discussing cash returns and performance of our asset management business, we refer to several metrics that we have applied consistently in our financial disclosure:

▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

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▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measure

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, which is a non-GAAP financial measure:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, plus cash received for asset management fees, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “Business review—Reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Certain terms used in this Business Review

Certain additional terms used in this Business Review are set forth below:

Capital provisions assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.
▪	“Indirect”, which includes the balance sheet’s participations in two of our private funds (i.e., the Strategic Value Fund and the Advantage Fund).

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under US GAAP to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our consolidated financial statements. At the date of this Business Review, BOF-C, the Strategic Value Fund and the Advantage Fund are consolidated funds.

Deployment

Funding provided for an asset, which adds to our deployed cost in such asset.

Fair value adjustment

The amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, asset value on our consolidated statements of financial position.

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Non-consolidated funds

Certain of our private funds that we are not required to include within our consolidated financial statements but include within Group-wide data. At the date of this Business Review, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Transfers to realizations

The amount of fair value adjustment previously recognized on an asset, which is subsequently reversed in the period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations and comprehensive income) or cumulatively (consolidated statement of financial position).

Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF S.A., the Argentine energy company.

Business review

Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”. The following discussion and analysis also contain a discussion of certain APMs and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our consolidated financial position or results of operations as reported under US GAAP. See “Basis of presentation of financial information and certain terms used in this Business Review” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Covid-19

Court systems and other forms of adjudication have largely returned to functionality in the aftermath of the Covid-19 pandemic, but a number of court systems still face significant backlogs, delaying adjudication. Delays in adjudication tend to lead to delays in case settlements, as parties do not feel pressure to resolve matters. Moreover, in jurisdictions with court backlogs because of the Covid-19 pandemic, the impetus to file new litigation may be diminished, unless there is an approaching limitation period, given that the litigation will not be able to move forward swiftly and spending money on the early phases of litigation could thus be postponed. Inevitably, some of our matters (and thus our cash realizations from them) have been and are likely to continue to be slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms which will increase our

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returns as time passes, so we consider these delays to be the deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought; however, because our returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through staff costs, which represent the majority of operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Party solvency

Higher interest rates present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations. A few points may be made. First, litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

Second, the ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

Third, as our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. Economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

New commitments

Group-wide new commitments were $1.2 billion, including $884.3 million within capital provision-direct, $121.0 million within capital provision-indirect and $174.0 million relating to our post-settlement funds for the year ended December 31, 2022 as compared to Group-wide new commitments of $1.1 billion, including $1.0 billion within capital provision-direct and $97.9 million relating to our post-settlement funds, for the year ended December 31, 2021. While Group-wide new capital provision-direct commitments for the year ended December 31, 2022 were below those for the year ended December 31, 2021, new Group-wide commitments for capital provision-direct assets for the year ended December 31, 2021 included a global antitrust portfolio transaction to which we committed and deployed $350.1

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million, comprised of $212.4 million on our balance sheet and $137.7 million for the sovereign wealth fund divided between BOF-C and a “sidecar” fund managed by us that has the same ultimate sovereign wealth fund investor as BOF-C. In comparison, our largest transaction during the year ended December 31, 2022 was $125.0 million on a Group-wide basis. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021, new Group-wide capital provision-direct commitments increased by 31% period-over-period.

During the year ended December 31, 2022, we restructured our sovereign wealth fund arrangement such that, since May 2022, we take 75% of eligible assets for our balance sheet and the sovereign wealth fund, through BOF-C, takes 25% of eligible assets, whereas previously each of our balance sheet and BOF-C took 50% of eligible assets. This strategically desirable change resulted in an increased uptake of commitments by our balance sheet, with Burford-only capital provision-direct commitments increasing 12% to $726.3 million for the year ended December 31, 2022 as compared to $649.1 million for the year ended December 31, 2021. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021 as described above, Burford-only new capital provision-direct commitments increased 66% during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

The tables below set forth the reconciliations of the components of our new commitments for the years ended December 31, 2022 and 2021 from a Burford-only basis to a Group-wide basis.

	For the year ended December 31, 2022 (unaudited)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	726,273	82%	2,452	0%	155,601	18%	884,326
Capital provision-indirect	20,167	17%	100,833	83%	-	0%	121,000
Post-settlement	-	0%	174,009	100%	-	0%	174,009
Total new commitments	746,440	63%	277,294	24%	155,601	13%	1,179,335

	For the year ended December 31, 2021
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	649,076	63%	106,152	10%	268,274	27%	1,023,502
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	97,906	100%	-	0%	97,906
Total new commitments	649,076	58%	204,058	18%	268,274	24%	1,121,408
1.	The Burford-only new commitments for the year ended December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for our funds at December 31, 2021, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which is reflected as a capital provision-indirect asset following the transfer. The table reflects the allocation in place at December 31, 2021 and does not reflect the intended transfer to other funds, which occurred in early 2022. Excluding the warehoused commitments, Burford-only new commitments for the year ended December 31, 2021 for capital provision-direct were $586.6 million. Of the $50.0 million new commitments warehoused for the Advantage Fund, the Burford-only portion of this capital provision-indirect assets was $8.3 million. Total Burford-only new commitments to capital provision assets for the year ended December 31, 2021, after giving effect to these transfers, were $594.9 million.

Deployments

On a Group-wide basis, total deployments were $927.8 million, including $635.7 million within capital provision-direct, for the year ended December 31, 2022 as compared to $842.0 million, including $729.3 million within capital provision-direct, for the year ended December 31, 2021. As noted under “—New commitments”, deployments for the year ended December 31, 2021 included the global antitrust portfolio transaction to which we deployed $350.1 million, comprised of $212.4 million on our balance sheet and $137.7 million for the sovereign wealth fund divided between BOF-C and a “sidecar” fund managed by us that has the same ultimate sovereign wealth fund investor as BOF-C. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021, Group-wide capital provision-direct deployments increased by 68% period-over-period.

On a Burford-only basis, capital provision-direct deployments were $457.1 million for the year ended December 31, 2022 as compared to $447.3 million for the year ended December 31, 2021. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021, Burford-only capital provision-direct deployments increased by 94% period-over-period.

Through the Advantage Fund, we have resumed making deployments in our capital provision-indirect portfolio in 2022, which consolidated deployments totaled $121.9 million during the year ended December 31, 2022. All deployments in our capital provision-indirect portfolio during the year ended December 31, 2022 represented activity in the Advantage Fund. We have not deployed incremental capital in the Strategic Value Fund since early 2020.

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On a Group-wide basis, deployments in our post-settlement strategy increased to $170.7 million for the year ended December 31, 2022 from $111.7 million for the year ended December 31, 2021, primarily as a result of additional capital available from our new post-settlement fund, BAIF II, which closed in June 2022.

The tables below set forth the reconciliations of the components of our deployments for the years ended December 31, 2022 and 2021 from a consolidated basis to a Group-wide basis.

	For the year ended December 31, 2022 (unaudited)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	605,402	(148,296)	457,106	72%	30,574	5%	147,976	23%	635,656
Capital provision-indirect	121,896	(101,573)	20,323	17%	101,158	83%	-	0%	121,481
Post-settlement	-	-	-	0%	170,689	100%	-	0%	170,689
Total new deployments	727,298	(249,869)	477,429	51%	302,421	33%	147,976	16%	927,826

	For the year ended December 31, 2021
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only			Other funds		BOF-C		Group-wide
Capital provision-direct	672,931	(225,674)	447,257	61%		143,621	20%	138,447	19%	729,325
Capital provision-indirect	-	914	914	100%	(1)	-	0%	-	0%	914
Post-settlement	-	-	-	0%		111,713	100%	-	0%	111,713
Total new deployments	672,931	(224,760)	448,171	53%		255,334	30%	138,447	17%	841,952
1.	Represents capital calls for expenses rather than cash deployed into assets.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

Realizations rebounded significantly during the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a Group-wide basis, realizations for the year ended December 31, 2022 were $734.6 million as compared to $526.5 million for the year ended December 31, 2021. Capital provision-direct realizations were $590.9 million across 60 different assets for the year ended December 31, 2022 as compared to $337.8 million across 50 different assets for the year ended December 31, 2021. The increase of 75% in capital provision-direct realizations included the positive development in the global antitrust portfolio transaction that closed in 2021, which resulted in over $257.5 million of realizations Group-wide during the year ended December 31, 2022. On a Burford-only basis, capital provision-direct realizations were $350.2 million for the year ended December 31, 2022 as compared to $264.2 million for the year ended December 31, 2021. The global antitrust portfolio matter contributed $160.5 million of realizations on a Burford-only basis for the year ended December 31, 2022.

The tables below set forth the reconciliations of the components of our realizations for the years ended December 31, 2022 and 2021 from a consolidated basis to a Group-wide basis.

	For the year ended December 31, 2022 (unaudited)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	402,196	(51,987)	350,209	59%	174,707	30%	65,988	11%	590,904
Capital provision-indirect	24,538	(14,216)	10,322	26%	28,746	74%	-	0%	39,068
Post-settlement	-	-	-	0%	104,637	100%	-	0%	104,637
Total realizations	426,734	(66,203)	360,531	49%	308,090	42%	65,988	9%	734,609

	For the year ended December 31, 2021
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	374,126	(109,974)	264,152	78%	54,276	16%	19,421	6%	337,849
Capital provision-indirect	81,022	(45,990)	35,032	43%	45,990	57%	-	0%	81,022
Post-settlement	-	-	-	0%	107,661	100%	-	0%	107,661
Total realizations	455,148	(155,964)	299,184	57%	207,927	39%	19,421	4%	526,532

Burford Capital Business Review 2022 9

Since inception, we have generated $2.2 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets, which had a deployed cost of $1.2 billion, earning $1.0 billion in realized gains. At December 31, 2022 and 2021, on a Burford-only basis, we had $1.5 billion and $1.3 billion, respectively, in capital deployed in ongoing assets (calculated at original exchange rates).

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the generation of returns on our legal finance assets. We measure the potential outcomes from our portfolio through our proprietary probabilistic models and use data science tools to model expected outcomes and the return on our litigation finance assets. The modeled Burford-only realizations on capital provision-direct assets, excluding YPF-related assets, increased 21% to $4.6 billion at December 31, 2022 primarily due to significant commitments and deployments in 2022 . The table below sets forth the components of modeled Burford-only realizations, excluding YPF, at December 31, 2022 and 2021 and June 30, 2021.1

	At December 31,
($ in billions)	2022	2021	At June 30, 2021
Modeled Burford-only realizations, excluding YPF	4.6	3.8	3.4
Implied realized gain	2.7	2.2	2.0
Total estimated deployed cost	1.9	1.8	1.4

Realized gains

On a consolidated basis, realized gains on the capital provision-direct portfolio increased by 18% to $162.3 million for the year ended December 31, 2022 as compared to $137.2 million for the year ended December 31, 2021, due in part to $59.5 million in realized gains contribution from the partial conclusion during 2022 of the global antitrust portfolio matter entered into during the year ended December 31, 2021. We recorded $14.8 million in gross realized losses on assets concluded during the year ended December 31, 2022 as compared to $8.8 million in gross realized losses on assets concluded during the year ended December 31, 2021. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the period, this represented 0.8% for the year ended December 31, 2022 as compared to 0.6% for the year ended December 31, 2021.

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased by 6% to $136.7 million for the year ended December 31, 2022 as compared to $128.4 million for the year ended December 31, 2021, primarily due to the higher volume of conclusions of capital provision assets resulting from 50 realizations in 2022 as compared to 37 realizations in 2021. In addition, there was $51.7 million in realized gains contribution from the partial conclusion during 2022 of the global antitrust portfolio matter entered into during the year ended December 31, 2021. We recorded $13.6 million in gross realized losses on assets concluded during the year ended December 31, 2022 as compared to $8.6 million in gross realized losses on assets concluded during the year ended December 31, 2021. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the period, this represented 1.0% for the year ended December 31, 2022 as compared to 0.8% for the year ended December 31, 2021.

According to our probabilistic model, realized gains on capital provision-direct assets from new business were modeled at $900 million for the year ended December 31, 2022 (2021: $750 million; 2020: $350 million).1 Modeled realized gain from new business represents the modeled realizations of current vintage definitive new commitments and new definitive commitments to prior vintages that became definitive in the current period less the actual and expected deployed cost of those commitments.

Asset management

In 2022, we closed two new private funds with investor commitments of $710 million. Within our pre-settlement strategy, we formed a private fund focused on litigation assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. The Advantage Fund was closed with $300 million committed by institutional investors and $60 million commitment by our balance sheet. Within our post-settlement strategy, we

1 This Business Review includes certain data based on calculations derived from our internal modeling of individual matters and our portfolio as a whole. This data is not a forecast of future results, and past performance is not a guide to future performance. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our internal modeling. Further, the inherent nature of probabilistic modeling is that actual results will differ from the modeled results, and such differences could be material. The data based on calculations derived from our internal modeling contained in this Business Review is for informational purposes only and is not intended to be a profit forecast or be relied upon as a guide to future performance.

Burford Capital Business Review 2022 10

raised $350 million entirely from institutional investors for Burford Alternative Income Fund II LP, the successor private fund to Burford Alternative Income Fund LP and BCIM Credit Opportunities, LP.

During the year ended December 31, 2022, we extended our arrangement with our sovereign wealth fund that is the sole limited partner in our core legal finance pre-settlement fund BOF-C through December 31, 2023.

At December 31, 2022 and 2021, the deployed cost of our private funds, excluding any Burford-only interest, was $1.2 billion and $1.1 billion, respectively.

In capital provision-direct, the deployed cost of our private funds, excluding any Burford-only interest, was $805.4 million at December 31, 2022 as compared to $782.1 million at December 31, 2021. Of this, 48%, or $383.3 million, was represented by BOF-C at December 31, 2022 as compared to 35%, or $274.1 million, at December 31, 2021.

At December 31, 2022, the total commitments of BOF-C were $755.0 million and $633.3 million, respectively.

Our probabilistic modeling implies the potential of $500 million in performance fee income from our capital provision-direct funds, which includes the Partner funds, BOF, and BOF-C, along with yet more from the Advantage Fund and our post-settlement funds which are not included in our modeling, at December 31, 2022 (December 31, 2021: $400 million; June 30, 2021: $360 million).2

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At December 31, 2022, our Burford-only portfolio consisted of 211 assets held directly and nine additional assets held indirectly through the Strategic Value Fund and the Advantage Fund. At December 31, 2021, our Burford-only portfolio consisted of 184 assets held directly and two additional assets held indirectly through the Strategic Value Fund.

At December 31, 2022 and 2021, our Burford-only deployed cost was $1.5 billion and $1.3 billion, respectively. At December 31, 2022 and 2021, our Burford-only undrawn commitments were $1.3 billion and $1.1 billion, respectively. Both Burford-only deployed cost and undrawn commitments at December 31, 2022 and 2021 were primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors.

Of the $1.3 billion of Burford-only undrawn commitments at December 31, 2022, $1.2 billion related to existing legal finance arrangements, $8.2 million related to new arrangements under the Advantage Fund and the remaining $75.3 million was attributable to legal risk management, none of which we expect to fund and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in these investment matters. Of the $1.1 billion of Burford-only undrawn commitments at December 31, 2021, $1.0 billion related to existing legal finance arrangements, with the remaining $82.0 million attributable to legal risk management.

The tables below set forth the reconciliations of the components of our total undrawn commitments at December 31, 2022 and 2021 from a Burford-only basis to a Group-wide basis.

	At December 31, 2022 (unaudited)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,307,281	68%	223,539	12%	371,724	20%	1,902,544
Post-settlement	-	0%	15,606	100%	-	0%	15,606
Total undrawn commitments	1,307,281	68%	239,145	12%	371,724	20%	1,918,150

2 This Business Review includes certain data based on calculations derived from our internal modeling of individual matters and our portfolio as a whole. This data is not a forecast of future results, and past performance is not a guide to future performance. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our internal modeling. Further, the inherent nature of probabilistic modeling is that actual results will differ from the modeled results, and such differences could be material. The data based on calculations derived from our internal modeling contained in this Business Review is for informational purposes only and is not intended to be a profit forecast or be relied upon as a guide to future performance.

Burford Capital Business Review 2022 11

	At December 31, 2021
($ in thousands)	Burford-only(1)		Other funds		BOF-C		Group-wide
Capital provision assets	1,132,276	66%	216,769	13%	359,209	21%	1,708,254
Post-settlement	-	0%	11,833	100%	-	0%	11,833
Total undrawn commitments	1,132,276	66%	228,602	13%	359,209	21%	1,720,087
1.

The Burford-only undrawn commitments at December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for other funds, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets following the transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987.7 million, of which $460.3 million were definitive and $527.4 million were discretionary, as well as $8.3 million of undrawn commitments in capital provision-indirect assets and $82.0 million undrawn commitments in legal risk assets.

The table below sets forth the components of our total capital provision-direct undrawn commitments at December 31, 2022 and 2021 on a Burford-only basis.

	At December 31,
($ in thousands)	2022 (unaudited)	% of total	2021	(1)	% of total
Definitive undrawn commitments	583,507	48%	522,826		50%
Discretionary undrawn commitments	640,201	52%	527,423		50%
Total legal finance undrawn commitments	1,223,708	100%	1,050,249		100%
Legal risk undrawn commitments	75,340		82,027
Total capital provision-direct undrawn commitments	1,299,048		1,132,276
Capital provision-indirect undrawn commitments (definitive)	8,233		-
Total capital provision undrawn commitments	1,307,281		1,132,276
1.

The Burford-only undrawn commitments at December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for other funds, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets following the transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987.7 million, of which $460.3 million were definitive and $527.4 million were discretionary, as well as $8.3 million of undrawn commitments in capital provision-indirect assets and $82.0 million undrawn commitments in legal risk assets.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions. Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last five years of 18% of undrawn commitments at prior period end funded in the following 12 months.

In addition, the incidence of settlement means that not all our commitments will be drawn. Historically, the median deployment in the initial year from commitment was 42% of the commitment amount, increasing to 70% by the third year. On average, we have deployed 86% of our commitments on fully and partially concluded matters, although it can take many years to reach that level on any individual matter.

Burford Capital Business Review 2022 12

Portfolio concentrations

The claims underlying our capital provision-direct assets are generally diverse, as are our relationships with corporate and law firm clients.

The table below sets forth the respective percentages of our commitments to corporate, law firm and other clients at December 31, 2022 and 2021 on a Group-wide basis.

	At December 31,
	2022 (unaudited)	2021
Corporates	57%	56%
Law firms	39%	40%
Other	4%	4%

Our largest commitment (including deployed capital and undrawn commitment) to a corporate client on a Group-wide basis was $175.0 million ($130.0 million on a Burford-only basis) at December 31, 2022 as compared to $350.1 million on a Group-wide basis ($212.4 million on a Burford-only basis) at December 31, 2021. This accounted for 4% of our Group-wide commitments (4% on a Burford-only basis) at December 31, 2022 as compared to 9% of our Group-wide commitments (9% on a Burford-only basis) at December 31, 2021.

Our largest relationship with a single law firm consisted of (i) financing arrangements between us and the law firm, where the law firm seeks to monetize the risk that the law firm has taken with some of its clients, (ii) direct financing arrangements with counterparties that elect to hire the law firm where our financing funds the law firm’s legal fees and (iii) direct financing arrangements with counterparties that have hired the law firm but where our financing is used for other corporate purposes than for funding the law firm’s fees. This law firm is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, with more than 500 lawyers and more than 20 offices around the world. Our portfolio of matters with this law firm included over 30 different litigation matters handled by more than 60 different partners in 14 different offices at December 31, 2022. Taken together, these arrangements accounted for approximately $334.4 million of commitments on a Group-wide basis ($201.5 million on a Burford-only basis), or 8% of our Group-wide commitments (7% on a Burford-only basis) at December 31, 2022 as compared to $367.3 million on a Group-wide basis ($219.6 million on a Burford-only basis), or 9% of our Group-wide commitments (9% on a Burford-only basis), at December 31, 2021.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease. The partial realization of one of our largest capital provision assets in 2022, an asset that had been originated during 2021, contributed to the decrease in the overall WAL by realizations.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

Burford Capital Business Review 2022 13

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio lengthened modestly at December 31, 2022. The table below sets forth the WALs, weighted by deployments and realizations, of the concluded assets in our capital provision-direct portfolio at December 31, 2022 and 2021 on a Burford-only basis.

	At December 31,
(in years)	2022 (unaudited)	2021
WAL deployments	2.1	1.9
WAL realizations	2.4	2.3

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at December 31, 2022 and December 31, 2021 since inception on a Burford-only basis.

	At December 31,
($ in thousands)	2022 (unaudited)	2021
ROIC	88%	93%
IRR	29%	30%
Cumulative realizations	2,211,084	1,860,875

Burford-only cumulative ROIC decreased to 88% at December 31, 2022 from 93% at December 31, 2021 due to a rapid partial realization of the global antitrust portfolio matter which generated $160.5 million in proceeds, of which $108.8 million was a return of capital. While this partial realization generated $51.7 million in realized gains and a 42% IRR, its ROIC was only 48%. Our IRR decreased modestly (by approximately 30 basis points) during the six months ended December 31, 2022 principally given the delay in payment of one receivable (the payment of which is not considered at risk but awaits the resolution of some collateral litigation).

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our return metrics excluding our Petersen realizations and, at December 31, 2022, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC would have been 69% and our capital provision-direct IRR would have been 24% as compared to ROIC of 70% and IRR of 24% at December 31, 2021, in each case, on a cumulative basis since inception.

We do not consider cases to be concluded (and therefore part of these return metrics on concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

Burford Capital Business Review 2022 14

Summary of capital provision-direct portfolio

The table below sets forth a summary by vintage of every asset that we have funded in our capital provision-direct portfolio at December 31, 2022 since inception on a Burford-only basis.

	At December 31, 2022 (unaudited)
	Number of	Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	0%	3.6	2.5
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	42%	2.3	2.1
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	10	33	32	62	93%	22%	2.8	3.6
Partially realized - concluded	—	6	6	10
Partially realized - ongoing	2	3	—	—
Ongoing	—	—	—	—
2013 Total	12	42	38	72

Concluded	16	86	64	98	54%	26%	2.3	2.0
Partially realized - concluded	—	25	24	37
Partially realized - ongoing	5	36	29	—
Ongoing	2	18	16	—
2014 Total	23	165	133	135

Concluded	16	109	87	112	268%	137%	1.6	2.7
Partially realized - concluded	—	12	9	241
Partially realized - ongoing	3	199	92	—
Ongoing	1	5	5	—
2015 Total	20	325	193	353

Concluded	13	232	200	278	40%	18%	1.9	2.1
Partially realized - concluded	—	32	14	22
Partially realized - ongoing	7	155	86	—
Ongoing	6	64	61	—
2016 Total	26	483	361	300

Concluded	8	76	73	117	67%	24%	2.5	2.8
Partially realized - concluded	—	83	80	137
Partially realized - ongoing	6	144	73	—
Ongoing	11	238	125	—
2017 Total	25	541	351	254

Burford Capital Business Review 2022 15

	Number of	Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	cost(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	9	76	68	137	89%	40%	1.8	1.9
Partially realized - concluded	—	43	40	69
Partially realized - ongoing	15	117	88	—
Ongoing	15	188	85	—
2018 Total	39	424	281	206

Concluded	13	88	81	212	150%	121%	1.4	1.4
Partially realized - concluded	—	25	22	45
Partially realized - ongoing	12	158	87	—
Ongoing	22	210	96	—
2019 Total	47	481	286	257

Concluded	5	24	6	11	21%	20%	0.9	1.0
Partially realized - concluded	—	34	34	38
Partially realized - ongoing	5	44	36	—
Ongoing	19	155	84	—
2020 Total	29	257	160	49

Concluded	—	—	—	—	51%	45%	1.1	1.1
Partially realized - concluded	—	111	111	167
Partially realized - ongoing	4	125	111	—
Ongoing	33	297	117	—
2021 Total	37	533	339	167

Concluded	—	—	—	—	1348%	18%	0.1	0.2
Partially realized - concluded	—	—	—	1
Partially realized - ongoing	3	184	79	—
Ongoing	36	458	190	—
2022 Total	39	642	269	1

Total portfolio:
Concluded	128	1,002	840	1,444
Partially realized – concluded portion	62	371	340	767
Total capital provision-direct - concluded portion	190	1,373	1,180	2,211	88%	29%	2.1	2.4
Ongoing	149	1,672	818	-
Partially realized – ongoing portion	62	1,165	681	-
Total capital provision-direct - ongoing portion	211	2,837	1,499	-
Total capital provision-direct portfolio	339	4,210	2,679	2,211
1.

Amounts in currencies other than US dollar are reported in this table at the foreign exchange rates in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were realized, respectively. Amounts related to those transactions (such as undrawn commitments or deployed costs) may be reported based on the foreign exchange rates in effect at the end of the applicable period and, therefore, may differ from the amounts in this table.

2.

A portion of certain ongoing assets’ undrawn commitments are no longer an obligation. This table presents an asset’s gross original commitments, so it does not reflect a reduction in commitment for the portion that is no longer an obligation.

3.	WAL of the vintage weighted by deployments and inclusive of concluded and partially concluded assets in each vintage.
4.	WAL of the vintage weighted by realizations and inclusive of concluded and partially concluded assets in each vintage.
5.

At December 31, 2022, there were 62 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing.

Summary of capital provision-indirect portfolio

Capital provision-indirect, the category in our capital provision segment comprising our balance sheet’s participations in our private funds, consisted entirely of the Strategic Value Fund through December 31, 2021. The Advantage Fund closed and began deploying capital during the year ended December 31, 2022 and is included in our capital provision-indirect category at December 31, 2022. There were no new commitments or deployments made to the Strategic Value Fund during the year ended December 31, 2022.

Burford Capital Business Review 2022 16

Liquidity

On a consolidated basis, our cash and cash equivalents and marketable securities decreased by 31% to $244.0 million at December 31, 2022 as compared to $355.6 million at December 31, 2021. The decrease in cash and cash equivalents and marketable securities on a consolidated basis reflects increased funding in excess of proceeds on capital provision assets and the redemption of the 2022 Bonds, partially offset by the issuance of the 2030 Notes.

On a Burford-only basis, our cash and cash equivalents and marketable securities decreased by 33% to $210.0 million at December 31, 2022 as compared to $315.0 million at December 31, 2021. The decrease in cash and cash equivalents and marketable securities on a Burford-only basis reflects increased funding in excess of proceeds on capital provision assets and the redemption of the 2022 Bonds, partially offset by the issuance of the 2030 Notes.

The following table sets forth the reconciliations of our cash and cash equivalents and marketable securities at December 31, 2022 and 2021 from a consolidated basis to a Burford-only basis

	At December 31,
	2022 (unaudited)			2021
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Cash and cash equivalents	107,658	(33,979)	73,679	180,255	(40,577)	139,678
Marketable securities	136,358	-	136,358	175,336	-	175,336
Total cash and cash equivalents and marketable securities	244,016	(33,979)	210,037	355,591	(40,577)	315,014

Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets.

Cash receipts (non-GAAP financial measure)

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. See “Basis of presentation of financial information and certain terms used in this Business Review—APMs and non-GAAP financial measure relating to our operating and financial performance—Non-GAAP financial measure” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a GAAP basis.

The table below sets forth the components of our cash receipts for the years ended December 31, 2022 and 2021 on a Burford-only basis.

	For the year ended December 31,
($ in thousands)	2022 (unaudited)	2021
Burford-only proceeds from capital provision-direct assets	295,636	231,413
Burford-only proceeds from capital provision-indirect assets	10,293	25,176
Buford-only proceeds from asset management and other services	22,057	24,877
Cash receipts	327,986	281,466

On a Burford-only basis, our cash receipts increased by 17% to $328.0 million for the year ended December 31, 2022 as compared to $281.5 million for the year ended December 31, 2021. The increase in cash receipts primarily reflects realizations from our capital provision-direct assets, including cash receipts from due from settlement of capital provision assets.

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Cash flows

Set forth below is a discussion of our consolidated cash flows for the years ended December 31, 2022 and 2021 on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
($ in thousands)	2022 (unaudited)	2021
Net cash (used in) operating activities	(466,104)	(585,364)
Net cash (used in) investing activities	(407)	(285)
Net cash provided by financing activities	399,131	444,829
Net (decrease) in cash and cash equivalents	(67,380)	(140,820)

Statement of cash flows for year ended December 31, 2022 versus year ended December 31, 2021

Net cash used in operating activities

Net cash used in operating activities was $466.1 million for the year ended December 31, 2022 as compared to net cash used in operating activities of $585.4 million for the year ended December 31, 2021. The decrease in net cash used in operating activities reflects the net proceeds from marketable securities for the year ended December 31, 2022 as compared to the net funding of marketable securities during the year ended December 31, 2021, higher net income and a higher loss on marketable securities, partially offset by higher capital provision income and higher deployments.

The table below sets forth the components of our net cash used in operating activities for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
($ in thousands)	2022 (unaudited)	2021	Change
Net cash provided by operating activities before funding of operating activities	233,328	247,927	(14,599)
Net proceeds/(funding) of marketable securities	27,866	(160,360)	188,226
Funding of capital provision assets	(727,298)	(672,931)	(54,367)
Net cash used in operating activities	(466,104)	(585,364)	119,260

Net cash used in investing activities

Net cash used in investing activities was consistent at less than $1 million for the years ended December 31, 2022 and 2021.

Net cash provided by financing activities

Net cash provided by financing activities was $399.1 million for the year ended December 31, 2022 as compared to $444.8 million for the year ended December 31, 2021. The decrease in net cash provided by financing activities primarily reflects the redemption of the remaining 2022 Bonds and lower aggregate principal amount of indebtedness issued in 2022 as compared to 2021, partially offset by higher third-party net capital contributions and lower total dividend payments made on our ordinary shares.

Dividends

The table below sets forth our dividend payments during the year ended December 31, 2022.

($ in cents)	Cash dividend per ordinary share	Payment date	Record date
2021 final dividend	6.25	June 17, 2022	May 27, 2022
2022 interim dividend	6.25	December 1, 2022	November 4, 2022
Total dividend payments made during the year ended December 31, 2022	12.50

The Board has declared an interim dividend of 6.25¢ per ordinary share payable on June 16, 2023 to shareholders of record on May 26, 2023 (with an ex-dividend date of May 25, 2023).

Reconciliations

The tables below set forth the reconciliations of certain financial measures from a consolidated basis to a Burford-only and/or Group-wide basis, as the case may be. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner

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interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “Basis of presentation of financial information and certain terms used in this Business Review—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

Reconciliation of consolidated to Burford-only and Group-wide proceeds from resolution of asset in early 2023

	For the year to date March 15, 2023 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Settlement in February, cash proceeds received	74	(34)	40	16	34	90

Reconciliation of consolidated to Burford-only and Group-wide proceeds if favorable trial verdict is upheld and paid

	For the year to date March 15, 2023 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Favorable trial verdict, proceeds if win is upheld and paid in full	50	(22)	28	17	22	67

Reconciliation of consolidated to Burford-only and Group-wide estimated proceeds if successful appellate resolution is upheld and paid

	For the year to date March 15, 2023 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Appellate resolution, estimated proceeds if win is upheld and paid in full	160	(60)	100	260	40	400

Cash receipts reconcilations

	For the year ended December 31,
($ in thousands)	2022 (unaudited)	2021
Consolidated proceeds from capital provision assets	387,786	396,415
Less: Elimination of third-party interests	(81,857)	(139,826)
Burford-only total proceeds from capital provision assets	305,929	256,589
Burford-only proceeds from capital provision-direct assets	295,636	231,413
Burford-only proceeds from capital provision-indirect assets	10,293	25,176
Burford-only total proceeds from capital provision assets	305,929	256,589
Consolidated asset management income(1)	9,116	14,396
Plus: Eliminated income from funds	27,669	11,641
Burford-only asset management income	36,785	26,037
Less: Non-cash adjustments(2)	(22,026)	(7,538)
Burford-only proceeds from asset management income	14,759	18,499
Burford-only proceeds from marketable security interest and dividends	3,585	2,625
Burford-only proceeds from asset recovery fee for services	734	2,386
Burford-only proceeds from insurance receipts	2,979	1,367
Burford-only proceeds from asset management and other services	22,057	24,877
Cash receipts	327,986	281,466
1.	The consolidated asset management income for the year ended December 31, 2022 is preliminary and unaudited and, as a result, potentially subject to adjustment, which could be material.
2.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated to Burford-only realized gains and return on capital from a global antitrust portfolio matter

	For the year ended December 31, 2022 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only
Realized gains	59.5	(7.8)	51.7
Return of capital	129.0	(20.2)	108.8

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Reconciliation of consolidated to Burford-only and Group-wide realizations from a global antitrust portfolio matter

	For the year ended December 31, 2022 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Realizations	188.4	(27.9)	160.5	69.1	27.9	257.5

Reconciliation of consolidated to Burford-only cumulative realizations and realized gains from concluded or partially concluded assets from capital provision-direct assets since inception

		Elimination of
		third-party
($ in billions)	Consolidated	interests	Burford-only
Realizations (unaudited)	2.2	-	2.2
Realized gains (unaudited)	0.9	0.1	1.0

Reconciliation of consolidated to Burford-only realized gains on the capital provision-direct portfolio and gross realized losses on cases concluded during the year

	For the year ended December 31,
	2022 (unaudited)			2021
		Elimination of			Elimination of
		third-party			third-party
($ in millions)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Realized gains on the capital provision-direct portfolio	162.3	(25.6)	136.7	137.2	(8.8)	128.4
Gross realized losses on cases concluded during the year	14.8	(1.2)	15.2	8.8	(0.2)	8.6

Fair value and our financial statements

Our approach to our required fair value accounting for legal finance assets has historically been based on the occurrence of objective events in the underlying litigation matter. We have not adjusted fair value based on the passage of time or our internal assessment of how a case is progressing; we wait for the court or tribunal to make a decision, and then we mark up or down the asset value based on that decision using a detailed methodology that we have developed over time. Instead of starting with the expected outcome and moving backwards with a discounted value, we have been starting with our cash deployments and moving forwards based on events, either case milestones or transactions.

For some time, we have been expanding our data science capabilities and undertaking probabilistic modeling of our portfolio, including as previously disclosed at our 2021 Investor Event. As we do so, we continue to consider the possibility that over time our modeling may form a part of our valuation approach. For the last six months, we have been engaged with the SEC staff regarding the fair value of legal finance assets, including the acceptability of our historical valuation methodology under US GAAP. We are very pleased with the amount of time and attention the SEC staff has put into this effort, which has included accounting staff at the most senior levels of the SEC.

As a result, and with the benefit of those discussions and the ongoing expansion of our probabilistic modeling, we are engaged in modifications to our fair value approach. We are in the process of finalizing that approach, whereupon we will apply it to our capital provision assets and ask Ernst & Young LLP to audit it, with the completion of the audit driving the timetable for the publication of our audited financial statements for the year ended December 31, 2022. Because our revised approach is yet to be finalized, we cannot comment on its likely outcome, but our methodology will still rely heavily on objective adjudicative events as it does today.

While we would obviously have preferred this process to have occurred some months earlier so as not to disrupt the release of our audited annual financial statements, we are pleased with these developments, which should put to rest the years of investor discussion we have had about this issue. We are the industry leader, and it is only appropriate that we be the vehicle for the resolution of a valuation methodology – and given that US GAAP and International Financial Reporting Standards are essentially identical when it comes to fair value principles, we would expect this methodology to be the industry standard. We look forward to providing further detail upon publication of our audited financial statements and the 2022 Form 20-F, which we expect to be within the next 45-60 days following the date of this Business Review.

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We have always considered and managed the business on a cash basis and provided significant amounts of data to investors to enable them to do the same (as we have today). These events have no impact on the management and operation of the business, which is well positioned for a strong 2023.

We note the following risk factors. Notwithstanding our present belief, we do not know at this time whether there will be a material change in our asset values as a result of this new approach. Our audited financial statements and other disclosures in the 2022 Form 20-F may differ materially from prior disclosures as a result of our new fair value methodology. In addition, in connection with implementing our new fair value methodology, we may be required to recast or restate our historical financial statements and/or disclose a material weakness in our internal controls in connection with these changes. We could be unable to complete our audited financial statements and file the 2022 Form 20-F prior to May 15, 2023, following which we would be in default under the SEC and NYSE rules, although a further six-month period is generally available to cure such defaults. If we are unable to file the 2022 Form 20-F with the SEC on a timely basis or our audited financial statements and related disclosures differ materially from the information in this Business Review, the trading price of our securities and our access to the capital markets could be adversely affected. In addition, under the terms of the indentures governing our senior notes issued in private placement transactions pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, we are obligated to provide audited financial statements to the holders of such senior notes by April 30, 2023. Our inability to do so would constitute an event of default under the indentures governing such senior notes if unremedied for 60 days following requisite written notice. Accordingly, our inability to complete our audited financial statements in a timely manner could require us to seek an amendment or waiver of the reporting covenant in the indentures governing such senior notes. If we were unable to do so, we would need to refinance such indebtedness, and there can be no assurance that we would be able to do so on a timely basis or on satisfactory terms, if at all.

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Company website

Our website is located at www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Business Review.

Investor relations inquiries

For all investor relations inquiries about Burford Capital Limited, please contact:

Investor Relations
Burford Capital
Brettenham House
2-19 Lancaster Place
London WC2E 7EN
United Kingdom

Telephone: +44 (0)20 3530 2023

Investor Relations
Burford Capital
350 Madison Avenue
New York, New York 10017
United States

Telephone: +1 (212) 235 6820

Email: IR@burfordcapital.com

Visit the investor relations section of our website located at https://investors.burfordcapital.com for investor relations information, including the latest share price, presentations relating to financial position and results of operations and regulatory news. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Business Review.

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